EXHIBIT 99.3

Electric Vehicles: TotalEnergies expands the charging network of the municipality of Amsterdam with 2,200 new EV charging points

Amsterdam / Paris, June 8, 2021 - The municipality of Amsterdam has awarded the concession for the expansion of its public charging network for electric vehicles (EV) to TotalEnergies. As part of this new concession, TotalEnergies will expand Amsterdam's current network with 2,200 new EV charging points, to be installed by fall 2022.

The installation of 1,100 chargers, each equipped with two charging points, will give a boost to the Clean Air Action Plan of the Municipality of Amsterdam, which aims to realize completely emission-free transport by 2030. One of the main challenges of this ambition is to facilitate enough charging points to support the strong growth of electric vehicles.

Amsterdam has selected TotalEnergies, through its subsidiary TotalEnergies Marketing Nederland, as a key partner to realize this increase in scale. TotalEnergies focuses on a hassle-free and transparent customer experience for the e-driver, while guaranteeing both the availability and the quality of the charging service.

For the first time in Amsterdam, TotalEnergies will make large-scale use of clustering of chargers and the expansion of the charging network will be partly based on requests from e-drivers. In addition, a data-driven approach will be used, in which the load on the current charging network is monitored to determine optimal locations. When charging demand on the current charging network will become high, chargers will be proactively added. In this way TotalEnergies ensures that there will always be enough charging points to meet the demand. To further shape the required scaling-up and the growing demand for charging, as many clusters of chargers as necessary will also be installed in Amsterdam.

This policy of the municipality of Amsterdam, supported by TotalEnergies, is a striking example of joint efforts towards more sustainable and emission-free mobility, delivering affordable energy that is increasingly reliable and accessible to as many people as possible.

Deputy Mayor (Alderman) Egbert de Vries (Traffic, Transport, Water and Air Quality) of the municipality of Amsterdam stated: "With the installation of 2,200 new charging points in the city, we are taking the next important step towards cleaner air for all Amsterdam residents. Together with TotalEnergies, we will continue to work on the roll-out of a reliable charging network, which is essential for the transition to electric transport. I look forward to a great collaboration."

“This partnership with the City of Amsterdam will support TotalEnergies’ ambition to further accelerate its transformation into a broad energy company. We are delighted with the trust the municipality is giving us for the coming years and we will bring our expertise to support the evolution of its citizens’ mobility," underlined Alexis Vovk, President Marketing & Services at TotalEnergies. “Our promises are to deliver 100% renewable electric charging services and user experience, aligned with their expectations. This offering will come in addition to the multi-energy mobility services TotalEnergies already provides to its customers across the Netherlands, serving both customers as well as professionals.”

TotalEnergies is already the largest EV charging operator in the Metropolitan Region of Amsterdam (MRA-Electric), which includes the three provinces of Noord-Holland, Flevoland and Utrecht, with over 6.500 charging points in operation and accessible to the public. TotalEnergies is also active in the operation of charging infrastructure in major European capitals and urban areas: London (Source London), Paris (Bélib') and the Brussels-Capital Region in Belgium, as well as in the B2B segment in Germany and throughout its service-stations network in Western Europe.

This new concession from the municipality of Amsterdam reinforces TotalEnergies' position as a key player in electric mobility in Europe. The company is thereby pursuing its development in major European cities, in line with its ambition to operate more than 150,000 charging points for electric vehicles by 2025.

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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